Filed by Tile Shop Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: JWC Acquisition Corp.

Commission File No. 000-54202

The information below was provided in a Current Report on Form 8-K filed by JWC Acquisition Corp. on August 16, 2012. The amendment to JWC Acquisition Corp.’s second amended and restated certificate of incorporation approved at the special meeting of JWC Acquisition Corp.’s stockholders held on August 16, 2012 was filed as Exhibit 3.1 to such Current Report on Form 8-K and is incorporated by reference into this filing. The press release announcing the approval by JWC Acquisition Corp.’s stockholders of the proposals presented at such special meeting was filed as Exhibit 99.1 to such Current Report on Form 8-K and is incorporated by reference into this filing.

On August 16, 2012, JWC Acquisition Corp. (the “Company”) held a special meeting of stockholders (the “Special Meeting”) to consider, among other proposals, an amendment to the Company’s second amended and restated certificate of incorporation (“Certificate of Incorporation”) to extend the date by which the Company must complete a business combination from August 23, 2012 to August 30, 2012. At the Special Meeting, holders of approximately 75% of the outstanding shares of common stock voted in favor of the proposal to amend the Certificate of Incorporation. Accordingly, on August 16, 2012, the Company filed an amendment (the “Amendment”) to the Certificate of Incorporation with the Secretary of State of the State of Delaware. The foregoing is qualified in its entirety by reference to the Amendment which is filed herewith as Exhibit 3.1 and incorporated herein by reference.

At the Special Meeting, the stockholders of the Company voted on (i) the proposal to adopt the contribution and merger agreement pursuant to which, through a series of transactions, the Company and The Tile Shop, LLC (“The Tile Shop”) would be combined under a new holding company named Tile Shop Holdings, Inc. (“TS Holdings”) and (ii) the proposal to amend the Certificate of Incorporation to change the date by which the Company must complete a business combination from August 23, 2012 to August 30, 2012. Each of the proposals voted upon is described in greater detail in the Company’s proxy statement/prospectus included in the Registration Statement on Form S-4, which was initially filed by TS Holdings with the Securities and Exchange Commission (“SEC”) (File No. 333-182482) on July 2, 2012 and declared effective by the SEC on August 2, 2012. Holders of 13,640,462 shares of common stock of the Company, representing approximately 93.85% of the outstanding shares of common stock of the Company and entitled to vote as of July 23, 2012, the record date for the Special Meeting, were present in person or represented by proxy at the Special Meeting. A summary of the voting results on each of the proposals submitted to a vote of the Company’s stockholders at the Special Meeting is set forth below:

1.	Adoption of the Contribution and Merger Agreement:

FOR	AGAINST	ABSTAIN	Broker Non-Votes
11,938,915	1,558,547	143,000	0

2.	Approval of amendment to the Certificate of Incorporation:

FOR	AGAINST	ABSTAIN	Broker Non-Votes
10,838,915	1,658,547	1,143,200	0

On August 16, 2012, the Company issued a press release announcing the approval by the Company’s stockholders of the proposals presented at the Special Meeting. A copy of the press release is attached to this Current Report as Exhibit 99.1 and incorporated herein by reference.